Exhibit 99.4

KPMG LLP Bay Adelaide Centre Suite 4600 333 Bay Street Toronto ON M5H 2S5	Telephone (416) 777-8500 Fax (416) 777-8818 www.kpmg.ca
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Hydro One Limited

We, KPMG LLP, consent to the use of our report, dated February 11, 2020, with respect to the consolidated financial statements included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-228393-01) on Form F-10/A of Hydro One Limited.

Chartered Professional Accountants, Licensed Public Accountants
February 12, 2020
Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.